Exhibit 99.1

SIMILARWEB ANNOUNCES RECORD FIRST QUARTER 2022 RESULTS
First quarter 2022 revenue grew 51% year-over-year to $44.3 million
NRR for $100K+ ARR customers increased to 127%

Remaining performance obligations increased 68% year-over-year to $159.1 million

TEL AVIV, ISRAEL -- May 10, 2022 -- Similarweb Ltd. (NYSE: SMWB) ("Similarweb" or the "Company"), a leading digital intelligence company, today announced financial results for its first quarter ended March 31, 2022. The Company published a letter to shareholders from management discussing these results, which can be accessed at the link: https://ir.similarweb.com/financials/quarterly-results, located on the Company's investor relations website.
“We are strong out of the gate in 2022 with another record-breaking quarter,” said Or Offer, Founder and CEO of Similarweb. “Our customers are benefiting tremendously from the critical insights we provide that help them win in their markets and accelerate their growth. Our momentum continues to build and we are extremely excited about what lies ahead".

First Quarter 2022 Financial Highlights
•Total revenue was $44.3 million, an increase of 51% compared to $29.4 million for the first quarter of 2021.
•GAAP operating loss was $(26.2) million, compared to $(11.6) million for the first quarter of 2021.
•GAAP net loss per share was $(0.34), compared to $(0.78) for the first quarter of 2021.
•Non-GAAP operating loss was $(19.8) million, compared to $(8.7) million for the first quarter of 2021.
•Non-GAAP operating loss per share was $(0.26), compared to $(0.56) for the first quarter of 2021.
•Cash and cash equivalents totaled $125.0 million as of March 31, 2022, compared to $128.9 million as of December 31, 2021.

Exhibit 99.1
•Free cash flow was $(4.3) million, compared to $1.9 million for the first quarter of 2021.
•Normalized free cash flow was $(4.0) million, compared to $1.9 million for the first quarter of 2021.
Recent Business Highlights
•Grew number of customers to 3,664 as of March 31, 2022, an increase of 27% compared to March 31, 2021.
•Grew average annual revenue per customer to approximately $49,500 in the first quarter of 2022, an increase of 18% compared to the first quarter of 2021.
•Grew number of customers with ARR of $100,000 or more to 297, an increase of 48% compared to March 31, 2021.
•Customers with ARR of $100,000 or more contributed 53% of the total ARR as of March 31, 2022, compared to 49% as of March 31, 2021.
•Dollar-based net retention rate for customers with ARR of $100,000 or more increased to 127% as compared to 115% in the first quarter of 2021.
•Overall dollar-based net retention rate increased to 115% as compared to 103% in the first quarter of 2021.
•Multi-year deals now comprise 35% of our overall ARR, compared to 26% as of March 31, 2021.
•Remaining performance obligations increased 68% year over year, to $159.1 million as of March 31, 2022, as compared to $94.9 million as of March 31, 2021.

Exhibit 99.1
Financial Outlook
“We are excited about our strong start and record-breaking quarter” said Jason Schwartz, Chief Financial Officer of Similarweb. “Our investments across the business contributed momentum that fuels our growth. We are raising our outlook for the full year 2022”.
•Q2 2022 Guidance
◦Total revenue between $45.5 million and $45.9 million, representing 41% growth year over year at the mid-point of the range.
◦Non-GAAP operating loss between $(23.0) million and $(23.5) million. This includes Non-GAAP gross margin anticipated in the range of 73% to 74%.
•FY 2022 Guidance
◦Total revenue between $196.0 million and $197.0 million, representing 43% growth year over year at the mid-point of the range.
◦Non-GAAP operating loss between ($82) million and ($83) million, which includes Non-GAAP gross margin anticipated in the range of 75% to 76%, reflecting continued investment to further expand our data moats through the previously reported acquisitions of Embee Mobile and SimilarTech, and the data licensing agreement with data.ai (formerly App Annie), as well as increased investment in research and development and in our go-to-market which is designed to support our continued growth plans.
The Company’s second quarter and full year 2022 financial outlook is based upon a number of assumptions that are subject to change and many of which are outside the Company’s control. Actual results may vary from these assumptions, and the Company’s expectations may change. There can be no assurance that the Company will achieve these results.
The Company does not provide guidance for operating loss and gross margin, the most directly comparable GAAP measures to non-GAAP operating loss and non-GAAP gross margin, respectively, and similarly cannot provide a reconciliation to these measures to their closest GAAP equivalents without unreasonable effort due to the unavailability of reliable estimates for certain items. These items are not within the Company’s control and may vary greatly between periods and could significantly impact future financial results.

Exhibit 99.1
Conference Call Information
The financial results and business highlights will be discussed on a conference call and webcast scheduled at 8:30 a.m. Eastern Time on Wednesday, May 11, 2022. A live webcast of the call can be accessed from Similarweb’s Investor Relations website at https://ir.similarweb.com. An archived webcast of the conference call will also be made available on the Similarweb website following the call. The live call may also be accessed via telephone at (877) 407-0726 toll-free and at (201) 689-7806 internationally.

About Similarweb: As a trusted platform for understanding online behavior, millions of people rely on Similarweb insights to strengthen their knowledge of the digital world. We empower anyone — from the curious individual to the enterprise business leader — to make smarter decisions by understanding why things happen across the digital ecosystem.

Forward-Looking Statements
This press release contains "forward-looking statements" within the meaning of the Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements relating to our guidance for the second quarter and full year of 2022 described under "Financial Outlook". . Forward-looking statements include all statements that are not historical facts. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. These forward-looking statements reflect our current views regarding our intentions, products, services, plans, expectations, strategies and prospects, which are based on information currently available to us and assumptions we have made. Actual results may differ materially from those described in such forward-looking statements and are subject to a variety of assumptions, uncertainties, risks and factors that are beyond our control. Such risks and uncertainties include, without limitation, risks and uncertainties associated with (i) challenges associated with forecasting our revenue given our recent growth and rapid technological development, (ii) our history of net losses and desire to increase operating expenses, thereby limiting our ability to achieve profitability, (iii) challenges related to effectively managing our growth, (iv) intense competition in the market and services categories in which we participate, (v) potential reductions in participation in our contributory network and/or increase in the volume of opt-out requests from individuals with respect to our collection of their data, or a decrease in our direct measurement dataset, which could lead to a deterioration in the depth, breadth or accuracy of our data, (vi) our inability to attract new customers and expand subscriptions of current customers, (vii) changes in laws, regulations, and public perception concerning data privacy or change in the patterns of enforcement of existing laws and

Exhibit 99.1
regulations, (viii) our inability to introduce new features or solutions and make enhancements to our existing solutions, (ix) real or perceived errors, failures, vulnerabilities or bugs in our platform, (x) potential security breaches to our systems or to the systems of our third-party service providers, (xi) our inability to obtain and maintain comprehensive and reliable data to generate our insights, (xii) changes in laws and regulations related to the Internet or changes in the Internet infrastructure itself that may diminish the demand for our solutions, (xiii) failure to effectively develop and expand our direct sales capabilities, which could harm our ability to increase the number of organizations using our platform and achieve broader market acceptance for our solutions and (ix) the impact that global events, such as ongoing COVID-19 pandemic, including variants of COVID-19 or other public health crises and the Russian military operations in Ukraine, and any related economic downturn could have on our or our customers' businesses, financial condition and results of operations.

These risks and uncertainties are more fully described in our filings with the Securities and Exchange Commission, including in the section entitled “Risk Factors” in our Form 20-F filed with the Securities and Exchange Commission on March 25, 2022, and subsequent reports that we file with the Securities and Exchange Commission. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, we cannot guarantee future results, levels of activity, performance, achievements, or events and circumstances reflected in the forward-looking statements will occur.
Forward-looking statements represent our beliefs and assumptions only as of the date of this press release. Except as required by law, we undertake no duty to update any forward-looking statements contained in this release as a result of new information, future events, changes in expectations or otherwise.

Exhibit 99.1
Non-GAAP Financial Measures
This press release contains certain financial measures that are expressed on a non-GAAP basis. We use these non-GAAP financial measures internally to facilitate analysis of our financial and business trends and for internal planning and forecasting purposes. We believe these non-GAAP financial measures, when taken collectively, may be helpful to investors because they provide consistency and comparability with past financial performance by excluding certain items that may not be indicative of our business, results of operations, or outlook. However, non-GAAP financial measures have limitations as an analytical tool and are presented for supplemental informational purposes only. They should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. Free cash flow represents net cash provided by (used in) operating activities less capital expenditures and capitalized internal-use software costs. Normalized free cash flow represents free cash flow less capital investments related to the Company's new headquarters and payments received in connection with these capital investments. Non-GAAP operating income (loss), non-GAAP gross profit, Non-GAAP research and development expenses, non-GAAP sales and marketing expenses and non-GAAP general and administrative expenses represents the comparable GAAP financial figure operating income (loss) or expense, less share-based compensation, adjustments and payments related to business combinations, amortization of intangible assets and certain other non-recurring items, as applicable and indicated in the above tables..

Other Metrics
Customer acquisition costs (CAC) represent the portion of sales and marketing expenses allocated to acquire new customers. Customer retention costs (CRC) represent the portion of sales and marketing expenses allocated to retain existing customers and to increase existing customers’ subscriptions. Annual recurring revenue (ARR) represents the annualized subscription revenue we would contractually expect to receive from customers assuming no increases or reductions in their subscriptions. CAC payback period is the estimated time in months to recover CAC in terms of incremental gross profit that newly acquired customers generate. Net retention rate (NRR) represents the comparison of our ARR from the same set of customers as of a certain point in time, relative to the same point in time in the previous year ago period, expressed as a percentage.

Exhibit 99.1

Press Contact:
Richard Krueger
Similarweb
press@similarweb.com

Investor Contact:
Raymond "RJ" Jones
Similarweb
ir@similarweb.com

Exhibit 99.1
Similarweb Ltd.
Consolidated Balance Sheet
U.S. dollars in thousands (except share and per share data)

	December 31,	March 31,
	2021	2022
		(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$128,879	$125,019
Restricted deposits	11,474	11,462
Accounts receivable, net	31,017	30,531
Deferred contract costs	8,470	9,512
Prepaid expenses and other current assets	7,847	10,986
Total current assets	187,687	187,510
Property and equipment, net	6,356	20,054
Deferred contract costs, non-current	9,208	9,933
Operating lease right-of-use assets	—	40,760
Intangible assets, net	11,617	10,576
Goodwill	11,318	11,318
Other non-current assets	813	813
Total assets	$226,999	$280,964
Liabilities and shareholders' (deficit) equity
Current liabilities:
Accounts payable	$11,303	$27,020
Payroll and benefit related liabilities	17,969	20,264
Deferred revenues	76,676	89,656
Other payables and accrued expenses	28,199	28,394
Operating lease liabilities	—	504
Total current liabilities	134,147	165,838
Deferred revenues, non-current	2,074	1,612
Operating lease liabilities, non-current	—	46,032

Exhibit 99.1

Deferred rent	2,602	—
Other long-term liabilities	3,262	3,200
Total liabilities	142,085	216,682
Shareholders' (deficit) equity
Ordinary Shares, NIS 0.01 par value 500,000,000 shares authorized as of December 31, 2021 and March 31, 2022 (unaudited), 74,847,609 and 75,397,202 shares issued as of December 31, 2021 and March 31, 2022 (unaudited), 74,845,441 and 75,395,034 outstanding as of December 31, 2021 and March 31, 2022 (unaudited), respectively;	205	207
Additional paid-in capital	324,614	329,503
Accumulated other comprehensive income	160	246
Accumulated deficit	(240,065)	(265,674)
Total shareholders' equity	84,914	64,282
Total liabilities and shareholders' equity	$226,999	$280,964

Exhibit 99.1
Similarweb Ltd.
Consolidated Statement of Comprehensive Income (Loss)
U.S. dollars in thousands (except share and per share data)

	Three Months Ended March 31,
	2021	2022
	(Unaudited)
Revenues	$29,413	$44,280
Cost of revenues	6,273	13,095
Gross profit	23,140	31,185
Operating expenses:
Research and development	8,984	14,713
Sales and marketing	19,600	30,342
General and administrative	6,107	12,311
Total operating expenses	34,691	57,366
Loss from operations	(11,551)	(26,181)
Finance (expenses) income, net	(347)	822
Loss before income taxes	(11,898)	(25,359)
Income taxes	216	250
Net loss	$(12,114)	$(25,609)
Net loss per share attributable to ordinary shareholders, basic and diluted	$(0.78)	$(0.34)
Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted	15,467,710	75,035,966

Net loss	(12,114)	(25,609)
Other comprehensive income (loss), net of tax
Change in unrealized gain (loss) on cashflow hedges	(260)	86
Total other comprehensive income (loss), net of tax	(260)	86
Total comprehensive loss	$(12,374)	$(25,523)

Exhibit 99.1
Share-based compensation costs included above:
U.S. dollars in thousands

	Three Months Ended March 31,
	2021	2022
	(in thousands)
Cost of revenues	$30	$146
Research and development	1,365	1,209
Sales and marketing	626	1,373
General and administrative	861	1,075
Total	$2,882	$3,803

Exhibit 99.1
Similarweb Ltd.
Consolidated Statement of Cash Flows
U.S. dollars in thousands

	Three Months Ended March 31,
	2021	2022
	(Unaudited)
Cash flows from operating activities:
Net loss	$(12,114)	$(25,609)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	520	3,049
Finance expense	149	231
Unrealized (gain) loss from hedging future transactions	(75)	4
Share-based compensation	2,882	3,803
Provision for accrued interest on Credit Facility	(53)	—
Changes in operating assets and liabilities:
Operating lease right-of-use assets and liabilities, net	—	3,177
Decrease in accounts receivable, net	925	486
Increase in deferred contract costs	(1,118)	(1,767)
(Decrease) increase in prepaid expenses and other current assets	(240)	1,104
Increase in other non-current assets	(900)	—
Increase in accounts payable	1,989	1,494
Increase in deferred revenue	9,448	12,518
Decrease in deferred rent	(121)	—
Increase (decrease) in other long-term liabilities	140	(62)
Increase in other payables and accrued expenses	897	2,486
Net cash provided by operating activities	2,329	914
Cash flows from investing activities:
Purchases of property and equipment, net	(451)	(4,784)
Capitalized internal-use software costs	—	(380)
(Increase) decrease in restricted deposits	(488)	12
Decrease in short-term investments	9,975	—
Net cash provided by (used in) investing activities	9,036	(5,152)

Exhibit 99.1

Cash flows from financing activities:
Payment of deferred offering costs	(387)	—
Proceeds from exercise of share options	338	609
Borrowings under Credit Facility	30,000	—
Repayment of Credit Facility	(26,800)	—
Net cash provided by financing activities	3,151	609
Effect of exchange rates on cash and cash equivalents	(149)	(231)
Net increase (decrease) in cash and cash equivalents	14,367	(3,860)
Cash and cash equivalents, beginning of period	23,943	128,879
Cash and cash equivalents, end of period	$38,310	$125,019
Supplemental disclosure of cash flow information:
Interest paid	$391	$(17)
Taxes paid	$134	$60
Supplemental disclosure of non-cash operating, investing and financing activities:
Offering costs incurred during the period included in accounts payable and accrued expenses	$971	$—
Additions to operating lease right-of-use assets and liabilities	$—	$4,279
Deferred proceeds from exercise of share options included in other current assets	$—	$479
Deferred costs of property and equipment incurred during the period included in accounts payable	$—	$10,542

Exhibit 99.1

Reconciliation of Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures

Reconciliation of GAAP gross profit to non-GAAP gross profit

	Three Months Ended March 31,
	2021	2022
	(In thousands)
GAAP gross profit	$23,140	$31,185
Add:
Share-based compensation expenses	30	146
Retention payments related to business combinations	—	690
Amortization of intangible assets related to business combinations		1,041
Non-recurring expenses related to termination of lease agreement and others		9
Non-GAAP gross profit	$23,170	$33,071
Non-GAAP gross margin	79%	75%

Reconciliation of Loss from operations (GAAP) to Non-GAAP operating loss

	Three Months Ended March 31,
	2021	2022
	(In thousands)
Loss from operations	$(11,551)	$(26,181)
Add:
Share-based compensation expenses	2,882	3,803
Adjustment of fair value of contingent consideration related to business combinations	—	552
Retention payments related to business combinations	—	712
Amortization of intangible assets related to business combinations	—	1,041
Non-recurring expenses related to termination of lease agreement and others	—	318
Non-GAAP operating loss	$(8,669)	$(19,755)
Non-GAAP operating margin	(29)%	(45)%

Exhibit 99.1
Reconciliation of GAAP operating expenses to non-GAAP operating expenses

	Three Months Ended March 31,
	2021	2022
	(In thousands)
GAAP research and development	$8,984	$14,713
Less:
Share-based compensation expenses	1,365	1,209
Non-recurring expenses related to termination of lease agreement and others	—	23
Non-GAAP research and development	$7,619	$13,481

GAAP sales and marketing	$19,600	$30,342
Less:
Share-based compensation expenses	626	1,373
Retention payments related to business combinations	—	22
Non-recurring expenses related to termination of lease agreement and others	—	271
Non-GAAP sales and marketing	$18,974	$28,676

GAAP general and administrative	$6,107	$12,311
Less:
Share-based compensation expenses	861	1,075
Adjustment of fair value of contingent consideration related to business combinations	—	552
Non-recurring expenses related to termination of lease agreement and others	—	15
Non-GAAP general and administrative	$5,246	$10,669

Exhibit 99.1
Reconciliation of Net cash used in operating activities (GAAP) to Free cash flow and normalized free cash flow

	Three Months Ended March 31,
	2021	2022
	(In thousands)
Net cash provided by operating activities	$2,329	$914
Purchases of property and equipment, net	(451)	(4,784)
Capitalized internal use software costs	—	(380)
Free cash flow	$1,878	$(4,250)

Purchases of property and equipment related to the new headquarters	—	4,456
Payments received in connection with purchases of property and equipment	—	(4,169)
Normalized free cash flow	$1,878	$(3,963)